SEABURY SECURITIES, LLC
STATEMENT OF INCOME
CONFIDENTIAL PURSUANT TO RULE 17A-5 (c) (3)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Interest Income	$	125
Expenses		
Employee Compensation and Benefits		388,486
Occupancy		40,430
Professional Fees		70,197
Regulatory Fees and Expenses		7,520
Travel and Entertianment Expenses		1,534
Other Administrative Expenses		3,046
Total Expenses		511,213
Net (Loss) Before Income Tax Expense		(511,088)
Income Tax (Benefit) Expense		325
Net (Loss)	$	(511,413)

The accompanying notes are an integral part of these financial statements.